EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Year Ended December 31,
	2013		2012		2011		2010		2009
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Including Deposits):
Earnings:
Income before income taxes	$72,889		$67,198		$78,897		$70,250		$40,275
Add: Fixed charges, net	48,128		87,121		70,422		80,746		99,027
Income before income taxes and fixed charges, net	121,017		154,319		149,319		150,996		139,302
Fixed charges
Interest expense	$46,969		$86,112		69,714		79,413		97,685
Estimate of interest (1/3) within rental expense	1,159		1,009		708		656		787
Interest on unrecognized tax benefits	-		-		-		677		555
Total fixed charges	$48,128		87,121		70,422		80,746		99,027
Ratio of Earnings to Fixed Charges	2.51	x	1.77	x	2.12	x	1.87	x	1.41	x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Excluding Deposits):
Earnings:
Income before income taxes	$72,889		$67,198		$78,897		$70,250		$40,275
Add: Fixed charges, net	28,201		64,333		44,291		31,324		56,235
Income before income taxes and fixed charges, net	101,090		131,531		123,188		101,574		96,510
Fixed charges
Interest expense (excluding deposits)	27,042		43,583		43,583		29,991		54,893
Estimate of interest (1/3) within rental expense	1,159		1,009		708		656		787
Interest on unrecognized tax benefits	-		-		-		677		555
Total fixed charges	$28,201		44,592		44,291		31,324		56,235
Ratio of Earnings to Fixed Charges	3.58	x	2.95	x	2.78	x	3.24	x	1.72	x